FORM 4	Statement of Changes in Beneficial Ownership

1	Name and Address of Reporting Person

	Ramat Securities Ltd
	23811 Chagrin Blvd #200
	Beachwood, OH 44122-5525

2	Issuer Name and Trading Symbol

	AVIVA PETROLEUM, Inc.  AVVP

3	I.R.S. Identification Number of Reporting Person
	(Voluntary)

4	Statement for Month/Year

	May 2001

5	If Amendment Date of Original

6	Relationship of Reporting Person to Issuer

	X 10% Owner

7	Individual or Joint/Group Filing

	X	Form filed by One Reporting Person



Table I	Non-Derivative Securities Acquired, Disposed of
		or Beneficially Owned

    1		Title of Security

		common

  2		  3	    4			  5		  6	  7
Trans		Trans	Securities		Amount	Owner	Nature
Date		Code	Acquired/		Bene-		Ship	of In-
			Disposed		fically	Form	direct
						Owned			Owner


















Table II	Derivative Securities Acquired, Disposed of/or
		Beneficially Owned

    1		Title of Derivative Security

		AVIVA PETROLEUM, Inc. Depositary Shares
		(Each Depositary Share represents five shares of common stock)

    2		Conversion of Derivative Security- 5 shares per
		Depositary Share

    6		Date Exercisable/Expiration Date


    3   4	    5           7         8	  9	    10     11
Trans	Trans	Number of	Amount of	Price	Number  Owner  Nature of
Date	Code	Derivative	Underlying		Deriv	  ship   Indirect
		Securities	Securities		Owned	  Form   Owner
5/16/01 P	100,000	500,000	.25	1315474   D

5/16/01 P	811,020   4,055,100	.25	 811020   I	    100%
									    Funded Trust



Signature					Ramat Securities Ltd		6/01/01